Exhibit C


                       [Media One Group Letterhead]



                          March 31, 1999



 Amos B. Hostetter, Jr.
 c/o Pilot House Associates, LLC
 The Pilot House
 Lewis Wharf
 Boston, MA  02110

 Dear Amos:

 Thank you for your letter of today responding to our letter dated March 30, 1999.

 As we stated on March 30, MediaOne Group agrees to waive Section 3.5(a)(ii)(B) of the February 27, 1996 Stockholders' Agreement through May 6, 1999. Waiver of this provision allows you (or a group including you) to make a Superior Proposal. We have no objection to your speaking with third parties about participating in any Superior Proposal you are developing. This appears to us to address your current concerns and intentions, as expressed in your letters.

 Further, in your letter dated March 25, 1999, you indicated that you were "prepared to enter into a confidentiality agreement with the Company on terms no less favorable to the Company than those previously agreed to by Comcast." By enclosing the confidentiality agreement with our previous letter, our intent was only to respond to your offer. Since you are not interested in obtaining any non-public information, we are comfortable with removing this as a condition to the waiver of Section 3.5(a)(ii)(B) of the Stockholders' Agreement.

 We also acknowledge and accept your agreement not to make any public announcement of your efforts to develop a Superior Proposal without the Board's written consent, and to respond with "no comment" if a press inquiry is made.

 Please consider this letter to be an amendment to the Stockholders' Agreement, dated as of February 27, 1996, and subject to the same applicable law. Other than as modified by this letter, the remaining provisions of such Stockholders' Agreement remain in effect. If acceptable, please confirm by signing and returning a copy of the letter to me.

 Very truly yours,



 Frank M. Eichler
 Executive Vice President
 Law and Public Policy
 General Counsel and Secretary


 Accepted and agreed to as of the date first written above:


 ____________________________
 Amos B. Hostetter, Jr.